

BARRICK

SECOND QUARTER REPORT 2003 – JULY 28, 2003

Based on US GAAP and expressed in US dollars.

Barrick Earns $59 Million or $0.11 per Share in Second Quarter

Highlights

- Net income of $59 million or $0.11 per share includes a $21 million tax recovery ($0.04 per share) and a $7 million after tax, non-hedge derivative gain ($0.01 per share)
- Operating cash flow totals $66 million for second quarter, lower than the year earlier quarter primarily due to an increase in tax payments and working capital adjustments
- Operating results - production totals 1.47 million ounces of gold for the quarter at a cash cost of $185 per ounce[1]
- Realized gold price during the quarter was $352 per ounce compared to an average spot price of $347 per ounce
- Simplified forward sales hedge program – converted variable price sales contracts to simple forward sales contracts or spot sales contracts; reduced overall committed gold hedge position by 1.2 million ounces during the quarter to 16.1 million ounces by quarter's end
- Exploration and business development expense totals $34 million for quarter – full year estimate increased to $125 million with additional expensing of Veladero development
- Repurchased a total of 3.48 million shares at an average cost of $17.95 per share during the quarter
- For the year, production is forecast at an expected 5.4 - 5.5 million ounces at total cash costs of $190 - $195 per ounce

Barrick Gold Corporation today reported earnings of $59 million ($0.11 per share) and operating cash flow of $66 million for second quarter 2003, compared to earnings of $59 million ($0.11 per share) and operating cash flow of $148 million in the year earlier period. Lower operating cash flow in the current quarter primarily relates to higher tax payments and working capital adjustments.

"While we still have operating issues to resolve at some properties, overall, our portfolio of operations turned in a good quarter," said Greg Wilkins, President and Chief Executive Officer.

For the first half of 2003, net income was $88 million ($0.16 per share) and operating cash flow was $197 million, compared to net income of $105 million ($0.20 per share) and operating cash flow of $268 million in the year earlier period.

BARRICK SELLS PRODUCTION AT SPOT PRICES FOR MOST OF THE QUARTER

During the quarter, spot gold prices ranged from a high of $372 per ounce to a low of $323 per ounce, averaging $347 per ounce, compared to an average spot price of $313 per ounce in the year earlier quarter. Barrick realized $352 per ounce on its gold sales during second quarter 2003, delivering production into the forward sales program when spot gold prices were lower in April, and selling production into the higher spot market as gold prices increased in May and June.

[1] For an explanation of non-GAAP performance measures refer to pages 13-14 of the Management's Discussion and Analysis.

"Our forward sales program is working as designed, maximizing the price for each ounce we produce," added Mr. Wilkins.

During the quarter, the Company continued to reduce and simplify its overall forward sales position. By quarter's end, the forward sales hedge program was reduced to 16.1 million ounces, while the elimination of variable price sales contracts further simplified the forward sales program.

At quarter's end, the unrealized mark-to-market on our derivative instruments position, including the gold and silver forward sales, and currency and interest rate hedge programs, was negative $354 million.

The Company maintains a strong balance sheet with a cash position of nearly $1 billion, after paying out $60 million in dividends and $63 million to repurchase 3.48 million Barrick common shares under the share repurchase program during the quarter.

PRODUCTION AND COSTS

For the quarter, Barrick produced 1.47 million ounces of gold at total cash costs of $185 per ounce, compared to 1.35 million ounces of gold at total cash costs of $178 per ounce for the year earlier quarter. Higher production from Betze-Post, Pierina and Kalgoorlie more than offset lower production from Meikle and Bulyanhulu. Cash costs were up $7 per ounce over the prior year period, primarily due to higher energy costs as well as royalties and other gold-linked costs.

"Overall, we had a solid quarter, operationally driven by significant contributions from our large open pit operations," said John Carrington, Vice Chairman and Chief Operating Officer. "Lower production and higher costs from Meikle during the quarter were due to a reline of the backfill raise which was originally scheduled for the third quarter. With the reline complete, Meikle production and costs should improve in second half 2003." Mr. Carrington noted that "at Bulyanhulu, we're working on a longer timetable, as our new management team digs in to address operational and cost issues."

Overall, for the full year, the Company is forecast to produce between 5.4 million ounces and 5.5 million

ounces at total cash costs of $190 to $195 per ounce. For the year administration expense is expected to total $75 million and exploration and business development expense is expected to total $125 million. Currency fluctuations are expected to have minimal impact on cash costs as the equivalent of two to three years of local Canadian and Australia dollar costs have been hedged.

SHARE BUYBACK

During the quarter Barrick repurchased 3.48 million common shares at an average purchase price of $17.95 for a total cost of $63 million.

DEVELOPMENT PROJECTS UPDATE

During the quarter, the Company responded to comments received from public hearings and mining authorities as part of the Environment Impact Statement (EIS) process at Veladero in Argentina. Construction of the access road continued through second quarter 2003. Camp facilities were completed at the site to facilitate a targeted fourth quarter construction start up. At Alto Chicama in Peru, infill drilling on 50 meter centers, as well as step out and geotechnical drilling were completed during second quarter 2003. The work has confirmed the probable oxide reserve of 6.5 million ounces[2] as well as the original concepts for the process facilities. Work continued on completing a final feasibility study which will support the submission of Alto Chicama's EIS. At Cowal in Australia, a milestone was reached with the signing of a Native Title Agreement, followed by the granting of a mining lease for the project, developments which pave the way for a production decision in the second half of 2003 – subject to the successful completion of the optimization plan. The Company plans periodic updates on its development activity in the second half of the year.

Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

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[2] For Canadian reporting purposes

Key Statistics

(in United States dollars, US GAAP basis)	Three months ended June 30,		Six months ended June 30,	
(Unaudited)	**2003**	2002	**2003**	2002
Operating Results				
Gold production (thousands of ounces)	**1,467**	1,349	**2,730**	2,722
Gold sold (thousands of ounces)	**1,395**	1,437	**2,687**	2,881
Per Ounce Data				
Average spot gold price	**$ 347**	$ 313	**$ 349**	$ 302
Average realized gold price	**352**	341	**353**	335
Cash operating costs[3]	**175**	171	**178**	170
Total cash costs[1][3]	**185**	178	**189**	177
Total production costs[3]	**274**	268	**279**	265
Financial Results (millions)				
Gold sales	**$ 491**	$ 490	**$ 950**	$ 968
Income before accounting changes	**59**	59	**105**	105
Net income	**59**	59	**88**	105
Operating cash flow[4]	**66**	148	**197**	268
Per Share Data (dollars)				
Income before accounting changes	**0.11**	0.11	**0.19**	0.20
Net income (basic and diluted)	**0.11**	0.11	**0.16**	0.20
Operating cash flow	**0.12**	0.27	**0.36**	0.50
Common shares outstanding (as at June 30) (millions)[2]	**540**	542	**540**	542

	As at June 30,	As at Dec. 31,
	2003	2002
Financial Position (millions)		
Cash and equivalents	**$ 992**	$ 1,044
Working capital	**985**	869
Long-term debt	**757**	761
Shareholders' equity	**3,429**	3,334

[1] Includes royalties and production taxes.

[2] Includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.

[3] For an explanation of non-GAAP performance measures refer to pages 13-14 of Management's Discussion and Analysis.
[4] Historically we classified deferred stripping expenditures as part of payments for property, plant and equipment in investing activities. In fourth quarter 2002, we reclassified these cash outflows under operating activities for all periods presented to reflect the operating nature of stripping activities.

Production and Cost Summary

(Unaudited)	Production (attributable ounces)				Total Cash Costs (US$/oz)			
	3 months ended 06/30,		6 months ended 06/30,		3 months ended 06/30,		6 months ended 06/30,	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
North America								
Betze-Post	**454,431**	328,577	**739,727**	670,015	$ **215** $ 228		$ **238** $ 223	
Meikle	**113,133**	155,058	**261,338**	297,673	**291**	192	**247**	201
Goldstrike Property Total	**567,564**	483,635	**1,001,065**	967,688	**232**	217	**240**	217
Eskay Creek	**97,076**	91,614	**181,306**	176,896	**102**	32	**86**	32
Round Mountain	**113,311**	95,498	**209,126**	189,070	**167**	177	**167**	183
Hemlo	**61,549**	61,552	**129,902**	122,532	**245**	249	**236**	241
Holt-McDermott	**21,249**	21,243	**42,213**	43,097	**271**	191	**276**	163
	860,749	753,542	**1,563,612**	1,499,283	**209**	187	**216**	193
South America								
Pierina	**259,559**	183,324	**490,634**	397,973	**78**	80	**81**	72
Australia								
Plutonic	**79,040**	79,710	**149,294**	141,937	**207**	174	**199**	180
Darlot	**37,032**	32,297	**80,189**	67,865	**175**	179	**158**	171
Lawlers	**25,912**	28,842	**46,714**	54,553	**228**	172	**264**	180
Yilgarn District Total	**141,984**	140,849	**276,197**	264,355	**202**	172	**196**	178
Kalgoorlie	**117,445**	80,780	**211,294**	167,598	**212**	213	**215**	216
	259,429	221,629	**487,491**	431,953	**206**	189	**204**	193
Tanzania								
Bulyanhulu	**76,712**	84,165	**166,874**	169,199	**233**	203	**211**	205
Other/Mines closed in 2002	**10,733**	106,132	**21,809**	223,447	**153**	192	**161**	192
Total	**1,467,182**	1,348,792	**2,730,420**	2,721,855	$ **185** $ 178		$ **189** $ 177	

(Unaudited)	Consolidated Production Costs (US$/oz) [1]			
	3 months ended 06/30,		6 months ended 06/30,	
	2003	2002	**2003**	2002
Direct mining costs at current foreign exchange rates	$ **204**	$ 193	$ **205**	$ 192
Gains realized on currency hedge contracts	**(10)**	(1)	**(7)**	(1)
By-product credits	**(19)**	(21)	**(20)**	(21)
Cash operating costs	**175**	171	**178**	170
Royalties	**8**	6	**8**	6
Production taxes	**2**	1	**3**	1
Total cash costs	**185**	178	**189**	177
Amortization and reclamation	**89**	90	**90**	88
Total production costs	$ **274**	$ 268	$ **279**	$ 265

[1] For an explanation of non-GAAP performance measures refer to pages 13-14 of Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial and Operating Results

HIGHLIGHTS

In second quarter 2003, production was 1.47 million ounces of gold at total cash costs of $185 per ounce[1], compared to 1.35 million ounces of gold at $178 per ounce in the year earlier quarter. The higher costs in 2003 are primarily related to higher energy costs, as well as royalty and other costs linked to the price of gold. Net income was $59 million ($0.11 per share), compared to $59 million ($0.11 per share) for second quarter 2002. Compared to the year earlier quarter, earnings benefited from a tax recovery of $21 million, partially offset by marginally higher amortization, administration and exploration expense.

For the first time in 15 years, spot gold prices increased above the price we could have realized through our forward gold sales contracts. This development allowed us the opportunity to benefit from the flexibility of our forward sales program, by realizing the higher spot price for most of our gold production during the first two quarters of the year. In second quarter 2003, operating cash flows totaled $66 million compared to $148 million for the year earlier quarter, while our cash balance decreased $123 million to nearly $1 billion at June 30, 2003 due primarily to common share repurchases and a dividend payment.

GOLD SALES

Revenue for second quarter 2003 was $491 million on gold sales of 1.40 million ounces, compared to $490 million in revenue on gold sales of 1.44 million ounces for the year earlier quarter. Lower gold sales during the quarter were offset by an $11 per ounce (3%) increase in the average realized price. During the second quarter, spot gold prices ranged from a high of $372 to a low of $323 per ounce, averaging $347 per ounce. We realized an average of $352 per ounce during the quarter exceeding the average spot price by $5 per ounce, delivering gold at the higher of our forward sales contracts or spot gold prices.

Our forward sales hedge program remains an important tool for the Company, particularly as a means of securing our revenue base given the large development program planned over the next five years. The program is, however, larger than we would like it to be in the current gold environment. During the quarter, we continued to use market opportunities to bring the program down from about 35% of operating mine reserves - or about three years of production – toward a more optimal upper parameter of two years of production or 20% of operating mine reserves. Ultimately market conditions will impact the level of forward sales at any point in time. With higher expected gold price volatility, we may reduce the size of the program on gold price dips but add to the program on gold price spikes in an effort to improve the average price of the contracts in the program. Overall, during the quarter, we reduced the committed forward gold sales hedge position by 1.2 million ounces from 17.3 million ounces to 16.1 million ounces. In addition, we simplified the program by converting variable price sales contracts to simple forward sales contracts or spot sales contracts.

REVIEW OF OPERATIONS AND DEVELOPMENT PROJECTS

For second quarter 2003, our overall production and cash cost results were in line with plan despite lower contributions from Meikle and Bulyanhulu. Operating performance in the second half of the year should be similar to the first half of 2003, resulting in overall production of 5.4 to 5.5 million ounces for 2003 at total cash costs of between $190 and $195 per ounce.

As we look forward to 2004, production is expected to be lower and cash costs higher, as we mine lower grades at Pierina. Production at Pierina is expected to decline by approximately 400,000-500,000 ounces next year. This will account for approximately an additional $10 per ounce of cash cost for the Company as a whole in 2004. The weakening US dollar is not expected to have a significant impact on cash costs, as we increased our Canadian and Australian dollar currency hedge positions early in the quarter. As a result, we now have the equivalent of about two to three years of local Canadian and Australian dollar costs hedged.

Goldstrike Property (Nevada)
Betze-Post

	Q2 2003	Q2 2002	2003E
Production	454,431	328,577	1,585,000
Total cash cost / oz	$ 215	$ 228	$ 232

- Betze-Post production increased 38% compared to the year earlier quarter, due to a similar increase in ore grades processed. Mining activity during second quarter 2003 took place in a higher grade area of the pit, and ore in this area had a higher grade than the reserve model indicated.

- Cash costs during the quarter were 6% better than the prior year. The lower cash costs were primarily due to higher grades processed and lower unit mining costs, as the mine has begun to realize the benefits of in-pit waste disposal, which has reduced the number of trucks and manpower required to mine the same amount of material. However, costs were negatively affected by higher royalties and production taxes (up $12 per ounce over the year earlier quarter), lower recovery rates (down 1.9%) and higher processing costs (up $9 per ounce).

- The higher processing costs relate to higher propane costs and a shortage of acid from two of our main suppliers during second quarter 2003, which required us to purchase acid elsewhere at significantly higher costs (increasing cash costs by $7 per ounce during the quarter).

- The lower recovery rates were due to processing more complicated ore types. The autoclave ore included higher than normal levels of carbonate, which also requires more acid to treat, while the roaster material had higher than normal arsenic levels.

- For the year, the Mine is expected to produce 1,585,000 ounces, 90,000 ounces more than the

original plan for 2003, at marginally higher costs (up $7 per ounce). The higher costs relate to lower recovery rates than planned and higher processing costs due to higher propane and acid costs.

Meikle

	Q2 2003	Q2 2002	2003E
Production	113,133	155,058	560,000
Total cash cost / oz	$ 291	$ 192	$ 247

- Second quarter 2003 production and costs were negatively affected by the shutdown of a backfill raise at Rodeo for relining.

- For the quarter, backfill material for Rodeo was hauled 5,000 feet from the Meikle backfill plant. Weak ground conditions at Rodeo require that mining and backfilling be done concurrently. Therefore, the lower backfilling capacity led to a similar reduction in the mining rate (Rodeo mining rate down 75,000 tons or 33%, during quarter). The backfill raise resumed operation at the beginning of July.

- To compensate for the lower mining rate at Rodeo, certain lower grade stopes in Meikle were mined, which resulted in lower grades processed than the full year average.

- Cash costs for second quarter 2003 were considerably higher than in the prior year, due to the lower production and the hiring of contractors and equipment necessary to move backfill material to Rodeo. In addition, processing costs were up as a result of higher carbonate levels in the ore, resulting in higher consumption of acid, compounded by the higher unit acid costs.

- For the year, the mine is expected to produce 560,000 ounces, 60,000 ounces less than plan, due to lower tonnage mined at Rodeo, lower grades at Meikle in the remnant ore, and a delay in the completion of an ore pass at Rodeo. Cash costs are expected to be approximately $16 per ounce higher than plan due to lower grades, higher processing costs (acid and propane costs) and higher unit mining costs. The higher mining costs reflect a higher percentage than planned of the higher cost cut and fill mining method, plus additional rehabilitation work.

Eskay Creek (British Columbia)

	Q2 2003	Q2 2002	2003E
Production	97,076	91,614	360,000
Total cash cost / oz	$ 102	$ 32	$ 80

- Production at Eskay was up in second quarter 2003 over the prior year quarter, as an increase in the mining and processing rate more than offset the decline in grade.
- Second quarter cash costs were higher than the year earlier quarter, as lower silver production and prices reduced the silver by-product credit (down by $56 per ounce), higher smelter penalties (up $22 per ounce), were only partially offset by lower site costs (down $10 per ounce).
- For the year, the Mine is expected to produce 360,000 ounces, while cash costs are expected to be $80 per ounce (25% higher than the original plan), primarily due to lower silver by-product credit and higher smelter penalties.

Round Mountain (Nevada) (50% share)

	Q2 2003	Q2 2002	2003E
Production	113,311	95,498	375,000
Total cash cost / oz	$ 167	$ 177	$ 190

- The 19% increase in production during second quarter 2003 relates to the commissioning of an expanded carbon plant, which had a positive impact on recovery rates during the quarter. The lower cash costs during the quarter reflect higher production levels.
- For the year, the Mine is expected to exceed its original production target of 363,000 ounces by 12,000 ounces, due to the one-time recovery rate

gain. Cash costs are expected to be $8 per ounce lower than plan, due to the higher production.

Hemlo (Ontario) (50% share)

	Q2 2003	Q2 2002	2003E
Production	61,549	61,552	270,000
Total cash cost / oz	$ 245	$ 249	$ 220

- Production for second quarter 2003 was negatively affected by a planned five day mill shutdown for maintenance. Cash costs were impacted by development and maintenance costs, which were heavily loaded into the quarter, as well as one-time charges related to workforce reductions taken during the quarter.
- A paste fill plant commissioned in second quarter 2003 will increase ground stability and improve stope cycling times. The mining team has been focused on backfilling previously mined areas to prevent ground stability problems in the future, and increasing development activity in advance of production.
- As reflected in the table above, the property expects to outperform its original production (7% higher) and cost (5% lower) targets for the year.

Holt-McDermott (Ontario)

	Q2 2003	Q2 2002	2003E
Production	21,249	21,243	85,000
Total cash cost / oz	$ 271	$ 191	$ 260

- As Holt approaches the end of its mine life, now scheduled for 2004, it is mining less continuous and narrower ore lenses.
- Grades mined are 10-15% lower than plan and the previous year, resulting in higher cash costs. Because of the short mine life, drilling and development costs are being expensed, pushing cash costs higher.
- The Mine expects to produce 85,000 ounces this year, 12,000 ounces less than plan, at cash costs of

$260 per ounce (19% higher than plan) due to the lower grades being mined.

Pierina (Peru)

	Q2 2003	Q2 2002	2003E
Production	259,559	183,324	908,000
Total cash cost / oz	$ 78	$ 80	$ 86

- The higher production in second quarter 2003 (up 42%) relates to mining and processing more tons of ore at better grades than the year earlier quarter.
- Pierina is on track to meet its full year production and cash costs targets. The Mine is in its last year of production in the 900,000-ounce range before stepping down to lower production levels (400,000-500,000-ounce range) as mining moves to lower grade areas in the open pit beginning next year.

Yilgarn District (Western Australia)
Plutonic

	Q2 2003	Q2 2002	2003E
Production	79,040	79,710	300,000
Total cash cost / oz	$ 207	$ 174	$ 194

- During second quarter 2003, the underground operation experienced a smooth transition from contract mining to owner mining, with underground mining rates on plan.
- Cash costs were up over the prior year period primarily as a result of higher cost open pit production due to poor weather, higher diesel costs and lower grades mined. Costs were also impacted by the transition to owner mining in the underground.
- For the full year, the Mine is expected to produce 300,000 ounces, 5,000 ounces more than plan, due to higher mill throughput than originally planned, at cash costs in line with plan.

Darlot

	Q2 2003	Q2 2002	2003E
Production	37,032	32,297	154,000
Total cash cost / oz	$ 175	$ 179	$ 160

- Darlot reported a 15% increase in production for second quarter 2003, due to a similar increase in tonnage mined and processed.
- Darlot is on track to produce 154,000 ounces, 11,000 ounces higher than plan, as a result of higher mining and processing rates than plan, at cash costs $16 lower than plan.

Lawlers

	Q2 2003	Q2 2002	2003E
Production	25,912	28,842	94,000
Total cash cost / oz	$ 228	$ 172	$ 260

- The transition from contract mining to owner mining in the underground was successfully completed in first quarter 2003, with full transition achieved in second quarter 2003.
- Lower production compared to the previous year related to processing more tons (up 25%) at lower grade (down 27%) than the year earlier period.
- Costs rose (up 33%) as a result of lower grades processed as well as higher unit costs.
- Suspension of mining at the Fairyland open pit in January will prevent the mine from meeting its full year targets. Lawlers' full year production is now projected at 94,000 ounces, at a cash cost of $260 per ounce, about 15% below and 22% above its original targets, respectively.

Kalgoorlie – Super Pit (Western Australia) (50% share)

	Q2 2003	Q2 2002	2003E
Production	117,445	80,780	410,000
Total cash cost / oz	$ 212	$ 213	$ 210

- Kalgoorlie had an excellent second quarter, producing 45% more ounces than the prior year quarter due to better grades and recovery rates.

Grades mined are 29% better than plan and the previous year, due to successful mining of high-grade pillars in the open pit and continued mining at the Mt. Charlotte underground mine.

- Recovery rates ran almost 3% higher than the previous year and 5% higher than plan, due to better grades, as well as increased throughput through the roaster facility, which achieves higher recovery rates.

- Second quarter 2003 cash costs were similar to the prior year, as the higher grades processed were offset by rising mining costs associated with the increasing depth of the pit and higher diesel costs, as well as higher processing and maintenance costs.

- For the year, the Mine is expected to produce 410,000 ounces, 66,000 ounces higher than its original plan for the year, directly attributable to the superior grades being realized from the open pit, at cash costs $27 lower than plan.

Bulyanhulu (Tanzania)

	Q2 2003	Q2 2002	2003E
Production	76,712	84,165	310,000
Total cash cost / oz	$ 233	$ 203	$ 240

- For second quarter 2003, production was 9% lower than the prior year period, reflecting fewer tons mined coupled with lower grades. The lower mining rate reflected lower equipment availability, while the lower grades were a result of excessive dilution and mining of incremental ore.

- Cash costs for the quarter were higher than the prior year, reflecting the lower production and higher maintenance costs.

- As announced in our July 7th press release, the Mine has appointed a new Vice President and General Manager, and plans to reduce the mining rate until the underground operation is stabilized. While their priorities will be reducing dilution and increasing underground equipment availability, the new management team will also focus on bringing down the overall cost structure at the operation.

- Until the underground issues have been resolved, Bulyanhulu's mining rate has been reduced by 34% to 2,100 tons per day, a reduction of 1,000 tons per day from the original plan. As a result, the Mine will not meet its original full year targets. Production is now expected to be 310,000 ounces (105,000 ounces lower than plan) at a cash cost of $240 per ounce ($65 per ounce higher than plan).

Other Properties

	Q2 2003	Q2 2002	2003E
Production	10,733	106,132	45,000
Total cash cost / oz	$ 153	$ 192	$ 165

- The only mine remaining in this category in 2003 is our 33% interest in the Marigold Mine, which produced more gold than plan at cash costs below plan.

- Lower production for this category during second quarter 2003 compared to the year earlier quarter relates to the closure of five mines in 2002 due to the depletion of reserves.

PROJECT UPDATES

Alto Chicama (Peru)

During second quarter 2003, infill drilling on 50 meter centers, as well as step out and geotechnical drilling was completed. A geologic resource model is being prepared to support an updated mine plan.

Construction of the Alto Chicama access road is scheduled to commence in third quarter 2003, with due diligence work on the existing power line and the design of a 40 kilometer new line now underway.

Work during second quarter also focused on hydrological studies, project siting and basic engineering. Metallurgical tests are complete, with basic engineering underway for a two-stage crusher, heap leach with a Merrill-Crowe recovery process, similar to our Pierina Mine.

On the exploration front, drill targets were outlined during a surface mapping and sampling program carried out earlier this year. Drilling began on one of the drill targets late in the second quarter and is expected to continue through the balance of the year. Surface exploration will continue during third quarter 2003, aimed at identifying and prioritizing additional targets in the Alto Chicama district.

For the remainder of 2003, efforts will focus on the completion and submission of the Environmental Impact Statement and final feasibility study. The EIS is expected to be submitted in fourth quarter 2003.

Veladero/Pascua (Argentina/Chile)

The approval process of the Veladero Project EIS remains on schedule, with permits expected in second half of 2003. As of the second quarter, responses have been made to all comments received from public hearings and mining authorities.

Access road construction continues on the lower portion of the road, with completion projected for third quarter 2004. Temporary construction camp facilities were completed in the higher elevations to facilitate construction start up.

Detailed engineering will commence in third quarter 2003, with some segments of the engineering completed early to prepare for a fourth quarter 2003 construction start up, pending government approvals and financing.

Work on optimizing the Pascua-Lama feasibility study continues with a focus on incorporating synergies with Veladero and the impact of the devaluation of the Argentinean peso.

Cowal (Australia)

During second quarter 2003, a significant milestone was reached with the signing of a Native Title Agreement, followed by the granting of a mining lease for the Cowal project. These milestones pave the way for a production decision in the second half of 2003.

Open pit optimization continues with hydrologic and geotechnical studies completed during the quarter and incorporated into the pit optimization. Further optimization work is ongoing to mitigate the recent increase in the Australian dollar, which has negatively impacted the economic returns of the project.

Progress continues on permitting for ancillary licenses and development consent planning requirements. Construction approvals require prior development consent of emergency management plans (EMPs) by NSW authorities; submission of the EMPs is scheduled for third quarter 2003.

AMORTIZATION

Amortization totaled $131 million, or $89 per ounce[1], for second quarter 2003, compared to $126 million or $82 per ounce[1] in the year earlier quarter. The increase was due largely to the change in the production mix across our portfolio of mines.

Two accounting policy changes affecting amortization took effect in first quarter 2003. First, FAS 143 changed the method for accounting for reclamation and closure costs. Amortization increased by $2 million for second quarter 2003 to reflect the amortization of the increase to property, plant and equipment from adopting the new standard at the beginning of this year. The second change relates to the amortization of underground development costs to exclude estimates of future underground development costs in the current period amortization.

The new accounting policy for our underground mines had minimal impact on our second quarter results, and is expected to have minimal impact on amortization for the balance of the year, while the new reclamation standard is expected to add $15 million to costs in 2003 over the previous policy, in line with previous guidance.

Overall amortization is expected to total between $520-$530 million in 2003, or approximately $90 per ounce. We would anticipate amortization to remain at approximately current levels through 2004.

ADMINISTRATION

Second quarter 2003 administration costs were $20 million, an increase of $4 million over the year earlier period. The increase is primarily due to legal fees incurred relating to ongoing litigation and higher insurance costs.

For 2003, administration costs are expected to total $75 million, an increase of $5 million over the beginning of year estimate. Administration costs are expected to remain at approximately similar levels in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

Exploration and business development expenses totaled $34 million for second quarter 2003, an increase of $7 million over the year earlier quarter. Over half of the expenses during the quarter were attributable to two development projects (Veladero and Alto Chicama), which have not been classified as reserves for SEC purposes and are therefore expensed.

For the year, exploration and business development expenses are expected to total $125 million, $25 million higher than originally planned, as we expect to continue to expense most Veladero expenditures through third quarter 2003.

Looking forward to 2004, we would expect exploration and business development expenses to remain in the $100 million range.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments. For second quarter 2003, interest and other income was $10 million, an increase of $3 million compared to the year earlier period. Interest and other income for the quarter included interest income of $8 million and gains on the sale of various assets of $11 million, partially offset by foreign exchange translation losses of $4 million.

For the full year, interest and other income is expected to total approximately $30 million, $5 million higher than originally anticipated, due primarily to gains on the sale of assets.

INTEREST EXPENSE

We incurred $11 million in interest costs in second quarter 2003, compared to $16 million in the year earlier quarter, relating primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. The decrease over the year earlier period mainly reflects lower interest rates, including a $3 million beneficial effect of an interest rate swap used to convert interest on $250 million of our debentures from fixed to floating during the quarter.

For the full year, we expect to incur about $55 million in interest costs, of which we expect to capitalize $5 million to our construction projects.

NON-HEDGE DERIVATIVE GAINS (LOSSES)

The principal components of the mark-to-market gains and losses are changes in currency, commodity, and interest and lease rate contracts, and exclude our normal sales contracts.

The total mark-to-market gain on the non-hedge derivative positions included in second quarter 2003 earnings was $10 million, compared with a gain of $12 million for the year earlier period. The gain during the quarter primarily relates to gains recorded on hedges of Australian dollar capital expenditures, which no longer qualified for hedge accounting treatment due to changes in the timing of the underlying capital expenditures.

Our gold sales contracts have fixed lease rates; however, for about one third of the contracts, we swapped out of the fixed lease rates for floating lease rates to take advantage of lower short-term rates. As gold prices and lease rates decline/(increase), an unrealized mark-to-market gain/(loss) on these swap contracts is recorded, and flows through earnings each quarter. We expect to see ongoing fluctuations in these swap contracts in the following quarters as gold prices and lease rates change.

INCOME TAXES

In second quarter 2003, we recorded a net income tax recovery of $15 million. The income tax recovery includes a release of valuation allowances against deferred tax assets totaling $21 million resulting from actions completed during the quarter that provided assurance of the future realization of such assets. Excluding the valuation allowance release, our effective tax rate in the first six months of 2003 increased slightly to 9%, compared to 4% in the year earlier period. Compared to the Canadian federal tax rate of 38%, our lower effective tax rate is mainly due to: the utilization of previously unrecognized tax loss carry forwards, which mitigated extra taxes that would have arisen from the increase in spot gold prices from $302 per ounce in 2002 to $349 per ounce in 2003; as well as non-hedge derivative gains taxed in a low tax rate jurisdiction. Our tax rate rises as gold prices rise, as a larger portion of our earnings are taxed in higher tax-rate jurisdictions. We estimate that if gold prices average $350 in 2003 our effective tax rate would be 15-20%, excluding the effect of changes in valuation allowances and non-hedge derivative gains and losses.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as "other comprehensive income" and are excluded from the income statement.

Comprehensive income totaled $146 million in second quarter 2003, compared to $66 million in the year earlier quarter. The primary reason for the increase in 2003 relates to the increase in value of cash flow hedges in 2003 due to strengthening of Canadian and Australian dollars (up 8% and 10% respectively) against the United States dollar.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate free cash flow from operations is one of our fundamental financial strengths. Combined with our large cash balance of almost $1 billion

at June 30, 2003 and our $1 billion undrawn bank facility which, in the second quarter, was extended for an additional year to 2008, we have sufficient access to capital resources to develop our internal projects and maintain a strong exploration program.

OPERATING ACTIVITIES

We generated operating cash flow of $66 million in second quarter 2003, compared to $148 million in the year earlier period. The decrease in operating cash flow in the second quarter primarily relates to higher tax payments (up $41 million) and working capital adjustments (up $36 million).

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

CAPITAL EXPENDITURES

Capital expenditures for second quarter 2003 totaled $69 million, compared to $61 million for the year earlier period. The increase was due principally to spending in Australia ($28 million), primarily for underground development and new mining equipment. Capital expenditures also included $20 million in North America for maintenance capital. In Tanzania, capital expenditures included $9 million spent at the Bulyanhulu Mine on underground development, while in South America capital expenditures totaled $12 million at Veladero, Pierina and Alto Chicama, as well as re-engineering and development work at Pascua-Lama. For the full year we expect to spend about $375 million, lower than plan as most development costs at Veladero are expected to be expensed through third quarter 2003. We would expect capital spending to increase in 2004, as we expect to begin construction of Veladero, Cowal and Alto Chicama.

FINANCING ACTIVITIES

During second quarter 2003, our cash outflow on financing activities was $130 million, compared with $14 million in the year earlier period. The higher outflow in second quarter 2003 principally related to a debt repayment on the Bulyanhulu project financing, the buyback of 3.48 million Barrick common shares at an average price of $17.95 per share at a total cost of $63 million and a dividend payment of $60 million.

After the share buyback was announced on May 7, 2003, we completed the regulatory filings, including a Notice to make a normal course issuer bid filed with the Toronto and New York stock exchanges, which are required to allow us to make purchases of our common shares from time to time. Pursuant to the Notice, we may buy up to a total of 35 million common shares, which represent approximately 7% of our public float at the time, during the period covered by the filing. Purchases of common shares pursuant to the Notice, together with all other common share purchases, whether through the Toronto Stock Exchange or otherwise, in any 30-day period will not aggregate more than 2% of the common shares outstanding at the time such purchase are made. Any common shares purchased will be cancelled. The normal course issuer bid expires in May 2004. A copy of the Notice will be furnished without charge to any shareholder upon written request.

OUTLOOK

Our objective is to grow our business organically and through compelling acquisition opportunities. We are focused on running our existing operations as efficiently and effectively as possible, as we develop our new generation of mines, and continue with one of the largest exploration programs in the industry.

In second quarter 2003, the flexibility in our forward sales program once again allowed us to participate in higher gold prices, selling production at the higher spot prices as gold prices increased above our 2003 floor price of $340 in May and June. We plan to continue to take advantage of the flexibility inherent in our program and spot gold price volatility to reduce the size of our forward sales position over time, subject to market conditions.

Overall for 2003, we are forecasting to produce 5.4 to 5.5 million ounces at an average total cash cost of $190 to $195 per ounce and a total production cost of $280-$285 per ounce. We expect exploration and business development expenses to be approximately $125 million. Administration expense for the year is expected to be approximately $75 million, reclamation and accretion expense approximately $45 million, and interest expense approximately $50 million. Interest and other income is expected to be approximately $30 million, while at $350 per ounce gold our effective tax rate is expected to be between 15% and 20%, excluding the impact of accounting changes/revaluation allowances and non-derivative gains. Capital expenditures for the year are expected to total about $220 million at our existing operations, and a further $155 million at our four development projects, for a total of $375 million.

NON-GAAP MEASURES

We have included cost per ounce data because we understand that certain investors use this information to determine the Company's ability to generate earnings as well as cash flow for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of our operating mines to generate cash flow. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, we have not provided formal reconciliations of these statistics. Where GAAP operating costs are adjusted in computing cost per ounce data, we have provided reconciliations below.

Reconciliation of Total Cash Costs Per Ounce[3] to Financial Statements

(in millions of United States dollars except per ounce amounts)	Three months ended June 30, 2003	2002	Six months ended June 30, 2003	2002
Operating costs per financial statements	$ 271	$ 262	$ 534	$ 528
Reclamation costs	(13)	(7)	(25)	(18)
Operating costs for per ounce calculation	$ 258	$ 255	$ 509	$ 510
Ounces sold (thousands)	1,395	1,437	2,687	2,881
Total cash costs per ounce	$ 185	$ 178	$ 189	$ 177

[3] Total cash costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs.

Reconciliation of Amortization and Reclamation Costs Per Ounce to Financial Statements

(in millions of United States dollars except per ounce amounts)	Three months ended June 30, 2003	2002	Six months ended June 30, 2003	2002
Amortization per financial statements	$ 131	$ 126	$ 256	$ 249
Amortization recorded on property, plant and equipment not at operating mine sites	7	8	14	14
Amortization for per ounce calculation	124	118	242	235
Reclamation costs	-	11	-	18
Amortization and reclamation costs for per ounce calculation	$ 124	$ 129	$ 242	$ 253
Ounces sold (thousands)	1,395	1,437	2,687	2,881
Amortization costs per ounce	$ 89	$ 82	$ 90	$ 82
Amortization and reclamation costs per ounce	$ 89	$ 90	$ 90	$ 88

FINANCIAL RISK MANAGEMENT

Forward Gold Sales Hedge Position (as of June 30, 2003)

Gold ounces hedged	16.1 million ounces (or approximately three years of expected future production)
Current termination date of gold sales contracts	2013 in most cases
Average projected realizable gold sales contract price at 2013 termination date.	$403/oz [1]
Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.[2]
Minimum gold sales price for remaining expected 2003 production	$340/oz [3]
Average forecast <u>minimum</u> realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years.	$317/oz [1,2,4]
Unrealized mark to market loss at June 30, 2003	$615 million[5]
"Capped price" variable price gold sales contracts outstanding	None

1. Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%
2. Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built-up over time.
3. Lowest expected realized price for 2003, assuming the use of certain gold sales contracts, or the spot market price of gold, whichever is higher.
4. Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.
5. At a spot gold price of $346 per ounce.

In all of our master trading agreements, which govern the terms of our gold sales contracts with our 19 counterparties, the following applies:

- The counterparties do not have unilateral and discretionary 'right to break' provisions.
- There are no credit downgrade provisions.
- We are not subject to any margin calls – regardless of the price of gold.
- We have the right to accelerate the delivery of gold at any time during the life of our contracts. This flexibility is demonstrated by the terms that allow us to close out hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that we can sell our gold at the market price or our hedge price, whichever is higher.

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our hedging agreements, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are:

- Barrick must maintain a minimum consolidated net worth of at least US$2 billion – currently, it is US$3.4 billion.
- Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 – currently, it is under 0.25:1.

The foregoing information is a summary of certain aspects of our forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to the Company's website (www.barrick.com).

The estimated fair value of all derivative instruments at June 30, 2003 was approximately $354 million negative.

The year-to-date change in the fair value of our derivative instruments is detailed as follows:

Mark–to-Market (Fair Value) at June 30, 2003 of all derivative instruments:

Gold forward sales position	$ (615)
Silver forward sales position	15
Foreign currency position	188
Interest rate position	58
All derivative instruments	$ (354)

Continuity Schedule of the Change in the Mark-to-Market Value of our gold forward sales position (millions)

Fair value as at December 31, 2002 - Loss	$ (639)
Impact of change in spot price (from $347 per ounce to $346 per ounce)	17
Contango earned period to date	70
Impact of change in valuation inputs other than spot metal prices (e.g. interest rates, lease rates, and volatility)	(63)
Fair value as at June 30, 2003 - Loss	$ (615)

The mark-to-market value of the gold contracts is based on a spot gold price of $346 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $312 per ounce, assuming all other variables are constant.

Consolidated Statements of Income

(in millions of United States dollars, except per share data, US GAAP basis)	Three months ended June 30,		Six months ended June 30,	
(Unaudited)	**2003**	2002	**2003**	2002
Gold sales (note 13)	$ **491**	$ 490	$ **950**	$ 968
Costs and expenses				
Operating (notes 3 and 13)	**271**	262	**534**	528
Amortization (note 13)	**131**	126	**256**	249
Administration	**20**	16	**42**	33
Exploration and business development	**34**	27	**63**	47
	456	431	**895**	857
Interest and other income (note 4)	**10**	7	**15**	16
Interest expense	**(11)**	(16)	**(24)**	(29)
Non-hedge derivative gains (note 11E)	**10**	12	**46**	11
Income before income taxes and other items	**44**	62	**92**	109
Income tax recovery (expense) (note 5)	**15**	(3)	**13**	(4)
Income before cumulative effect of changes in accounting principles	**59**	59	**105**	105
Cumulative effect of changes in accounting principles (note 2)	**-**	-	**(17)**	-
Net income	$ **59**	$ 59	$ **88**	$ 105
Earnings per share data (note 6):				
Income before cumulative effect of changes in accounting principles				
Basic and diluted	$ **0.11**	$ 0.11	$ **0.19**	$ 0.20
Net income				
Basic and diluted	$ **0.11**	$ 0.11	$ **0.16**	$ 0.20

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)	Three months ended June 30,		Six months ended June 30,	
(Unaudited)	**2003**	2002	**2003**	2002
OPERATING ACTIVITIES				
Net income for the period	$ **59**	$ 59	$ **88**	$ 105
Amortization (note 13)	**131**	126	**256**	249
Changes in capitalized mining costs	**(3)**	(3)	**16**	2
Deferred income taxes	**(36)**	9	**(45)**	(6)
Other items (note 14)	**(85)**	(43)	**(118)**	(82)
Net cash provided by operating activities	**66**	148	**197**	268
INVESTING ACTIVITIES				
Property, plant and equipment				
Purchases (note 13)	**(69)**	(61)	**(135)**	(108)
Sales proceeds	**10**	3	**15**	3
Short-term investments	**-**	58	**-**	130
Net cash provided by (used in) investing activities	**(59)**	-	**(120)**	25
FINANCING ACTIVITIES				
Capital stock				
Issued on exercise of stock options	**2**	46	**3**	81
Repurchased for cash (note 9A)	**(63)**	-	**(63)**	-
Long-term debt repayments	**(9)**	-	**(9)**	(1)
Dividends	**(60)**	(60)	**(60)**	(60)
Net cash provided by (used in) financing activities	**(130)**	(14)	**(129)**	20
Increase (decrease) in cash and equivalents	**(123)**	134	**(52)**	313
Cash and equivalents at beginning of period	**1,115**	753	**1,044**	574
Cash and equivalents at end of period	$ **992**	$ 887	$ **992**	$ 887

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis) (Unaudited)	As at June 30, **2003**	As at Dec. 31, 2002
ASSETS		
Current assets		
Cash and equivalents	$ 992	$ 1,044
Short-term investments	32	30
Accounts receivable	67	72
Inventories and other current assets (note 8)	201	206
	1,292	1,352
Property, plant and equipment	3,220	3,322
Capitalized mining costs, net	256	272
Other assets	524	315
Total assets	**$ 5,292**	$ 5,261
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 155	$ 164
Other current liabilities	152	319
	307	483
Long-term debt	757	761
Other long-term obligations	482	422
Net deferred income tax liabilities	317	261
Total liabilities	**1,863**	1,927
Shareholders' equity		
Capital stock	4,124	4,148
Deficit	(697)	(689)
Accumulated other comprehensive income (loss) (note 7)	2	(125)
Total shareholders' equity	**3,429**	3,334
Total liabilities and shareholders' equity	**$ 5,292**	$ 5,261

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

STATEMENT OF SHAREHOLDERS' EQUITY

(in millions of United States dollars, US GAAP basis) (Unaudited)	2003
Common shares (number in millions)	
At January 1	542
Issued for cash/on exercise of stock options	1
Repurchased for cash (note 9A)	(3)
At June 30	540
Common shares (amount in millions)	
At January 1	$ 4,148
Issued for cash/on exercise of stock options	3
Repurchased for cash (note 9A)	(27)
At June 30	$ 4,124
Deficit	
At January 1	$ (689)
Net income	88
Dividends	(60)
Repurchase of common shares[1]	(36)
At June 30	$ (697)
Accumulated other comprehensive income (note 7)	$ 2
Total shareholders' equity at June 30	$ 3,429

[1] Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan.

STATEMENT OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,	
(in millions of United States dollars, US GAAP basis) (Unaudited)	2003	2002	2003	2002
Net income	$ 59	$ 59	$ 88	$ 105
Foreign currency translation adjustments (note 7)	4	(4)	(1)	(12)
Transfers of realized gains on derivative instruments to earnings (note 7)	(16)	(7)	(25)	(10)
Hedge ineffectiveness transferred to earnings (note 7)	(4)	-	(4)	-
Change in fair value of cash flow hedges (note 7)	99	21	147	23
Transfers of realized losses on available-for-sale securities to earnings (note 7)	-	-	7	-
Unrealized gains (losses) on available-for-sale securities (note 7)	4	(3)	3	(3)
Comprehensive income	$ 146	$ 66	$ 215	$ 103

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Unaudited Interim Consolidated Financial Statements (US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1   BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare and file our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities;
- disclosures of contingent assets and liabilities; and
- revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves, and/or assumptions of future gold prices. Such estimates and assumptions affect:

- the value of inventories (which are stated at the lower of average cost and net realizable value);
- decisions as to when exploration and mine development costs should be capitalized or expensed;
- whether property, plant and equipment and capitalized mining costs may be impaired;
- our ability to realize income tax benefits recorded as deferred income tax assets; and
- the rate at which we charge amortization to earnings.

We also estimate:

- costs associated with reclamation and closure of mining properties;
- remediation costs for inactive properties;
- the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;
- the fair values of derivative instruments; and
- the likelihood and amounts associated with contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

2 ACCOUNTING CHANGES

A FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. FAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under FAS 143 we record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, we will record a gain or loss if the actual cost incurred is different than the liability recorded. On adoption of FAS 143 in our balance sheet we recorded an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. In the first quarter of 2003, we recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

Following the adoption of FAS 143, the total amount of recognized liabilities for asset retirement obligations was $334 million. These liabilities mainly relate to obligations at our active and inactive mines to perform reclamation and remediation activities to meet existing environmental laws and regulations that govern our mining properties.

The comparative amount of these liabilities would have been $353 million at December 31, 2001, using the principles of FAS 143, and using current information, assumptions and interest rates.

For the three-month period ended June 30, 2003, the effect on earnings of adopting FAS 143 was a decrease in income before the cumulative effect of accounting changes by $4 million ($0.01 per share), and for the six-month period ended June 30, 2003 the effect was a decrease in income before the cumulative effect of accounting changes by $8 million ($0.02 per share).

For the three-month period ended June 30, 2002, the effect of adopting FAS 143 would have been a decrease in income before the cumulative effect of accounting changes by $1 million ($nil per share), and for the six-month period ended June 30, 2002, the effect would have been a decrease in income before the cumulative effect of accounting changes by $2 million ($nil per share).

B Amortization of underground development costs

Effective January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. Future underground development costs, which are significant, are necessary to develop our underground ore bodies, expected to be mined in some cases over the next 25 years.

Previously, we amortized the total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable reserves at our underground mining operations. This accounting change was made to better match amortization with ounces of gold sold and to remove the inherent uncertainty in estimating future development costs from amortization calculations.

Under our revised accounting policy, costs incurred to access specific ore blocks or areas, and that only provide benefit over the life of that area, are amortized over the proven and probable reserves within the specific ore block or area. Infrastructure and other common costs which have a useful life over the entire mine life continue to be amortized over total proven and probable reserves.

The cumulative effect of this change at January 1, 2003, was to decrease property, plant and equipment by $19 million, and increase deferred income tax liabilities by $2 million. In the first quarter of 2003 we recorded in our income statement a $21 million charge for the cumulative effect of this change.

For the three-month period ended June 30, 2003, the effect of adopting this accounting change was a decrease in income before the cumulative effect of accounting changes by $0.2 million ($nil per share), and for the six-month period ended June 30, 2003, the effect was a decrease in income before the cumulative effect of accounting changes by $0.4 million ($nil per share).

If the comparative income statements had been adjusted for the retroactive application of this change in amortization policy, there would have been no effect on net income for the three-month period ended June 30, 2002, or six-month period ended June 30, 2002.

C   Accounting estimates
Pension costs

In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7%. The effect of this change in 2003 will be to increase pension cost expense by $2 million for the full year.

3   OPERATING COSTS

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Cost of goods sold	$ 270	$ 276	$ 532	$ 552
By-product revenues	(26)	(31)	(53)	(61)
Royalty expenses	11	9	22	17
Production taxes	3	1	8	2
Reclamation and other closure costs (note 2A)	-	7	-	18
Accretion expense on reclamation/closure obligations and non-legal reclamation/closure costs (note 2A)	13	-	25	-
	$ 271	$ 262	$ 534	$ 528

Amortization of capitalized mining costs

We charge most mine operating costs to inventory as incurred. However, we defer and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as "deferred stripping costs". We record in cost of goods sold amortization of amounts deferred based on a "stripping ratio" using the units-of-production method. This accounting method results in the smoothing of these costs over the life of mine, rather than expensing them as incurred. Some mining companies expense these costs as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. The application of our deferred stripping accounting policy in the three months ended June 30, 2003 resulted in a decrease in operating costs by $3 million compared to actual costs incurred (three months ended June 30, 2002 - $3 million decrease), and for the six months ended June 30, 2003, the application resulted in an increase in operating costs by $16 million compared to actual costs incurred (six months ended June 30, 2002 - $2 million increase).

Capitalized mining costs are an asset that represents the excess of costs capitalized over the related amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is included with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios [1]

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Betze-Post (Goldstrike)	**112:1**	112:1	**112:1**	112:1
Pierina	**48:1**	48:1	**48:1**	48:1

[1] The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of the above-mentioned open-pit mine operations for which we capitalize mining costs is 9 years. The full amount of stripping costs incurred will be expensed by the end of the mine lives.

4   INTEREST AND OTHER INCOME

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Interest income	$ 8	$ 7	$ 16	$ 14
Gains on sale of property, plant and equipment	11	4	16	5
Foreign currency translation losses	(4)	(2)	(5)	(2)
Losses on short-term investments	-	-	(7)	(4)
Other items	(5)	(2)	(5)	3
	$ 10	$ 7	$ 15	$ 16

5   INCOME TAXES

Income tax recovery (expense)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Current	$ (21)	$ 6	$ (32)	$ (10)
Deferred	36	(9)	45	6
	$ 15	$ (3)	$ 13	$ (4)

Following a corporate reorganization of certain North American subsidiaries in second quarter 2003, we released valuation allowances totaling $21 million previously recorded against certain deferred income tax assets in entities that did not have any current sources of income. The tax benefits from these previously unrecognized tax assets are now expected to be realized, and this benefit was recorded as a component of the $36 million deferred income tax credit in second quarter 2003.

Excluding the $21 million valuation allowance released in second quarter 2003, our estimated underlying effective tax rate for the six months ended June 30, 2003 was 9%. The two major reasons why this rate differs from the Canadian federal statutory rate of 38% include: non-hedge derivative gains in a low tax-rate jurisdiction caused our effective tax rate to decrease by 16%; and the benefits of previously unrecognized tax loss carryforwards in various foreign subsidiaries were utilized to offset higher levels of taxable income due to the higher gold price environment caused our effective tax rate to decrease by 20%.

6 EARNINGS PER SHARE

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three-month period ended June 30, 2003, which amounted to 540 million shares (2002 – 539 million shares), and for the six-month period ended June 30, 2003 amounted to 541 million shares (2002 – 539 million shares).

Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three-month period ended June 30, 2003 amounted to 540 million shares (2002 – 541 million shares) and for the six-month period ended June 30, 2003 amounted to 541 million shares (2002 – 541 million shares).

7 COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. Other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on investments; and foreign currency translation adjustments.

Parts of comprehensive income (loss)

| | Three months ended June 30, | | | | Six months ended June 30, | | | |
| | 2003 | | 2002 | | 2003 | | 2002 | |
	Pre-tax amount	Tax effect	Pre-tax amount	Tax effect	Pre-tax amount	Tax effect	Pre-tax amount	Tax effect
Foreign currency translation adjustments	$ 4	$ -	$ (4)	$ -	$ (1)	$ -	$ (12)	$ -
Transfers of realized gains on cash flow hedges to earnings (note 11F)	(21)	5	(10)	3	(35)	10	(13)	3
Hedge ineffectiveness transferred to earnings (note 11F)	(6)	2	-	-	(6)	2	-	-
Change in fair value of cash flow hedges (note 11F)	141	(42)	35	(14)	219	(72)	37	(14)
Transfers of losses on available-for-sale securities to earnings	-	-	-	-	7	-	-	-
Unrealized gains (losses) on available-for-sale securities	4	-	(3)	-	3	-	(3)	-
	$ 122	$ (35)	$ 18	$ (11)	$ 187	$ (60)	$ 9	$ (11)

Accumulated other comprehensive income (loss) (OCI)

	At June 30, 2003			At December 31, 2002		
	Pre-tax amount	Tax effect	Total	Pre-tax amount	Tax effect	Total
Foreign currency translation adjustments	$ (145)	$ -	$ (145)	$ (144)	$ -	$ (144)
Accumulated gains on cash flow hedges (note 11F)	227	(77)	150	49	(17)	32
Additional minimum pension liability	(7)	-	(7)	(7)	-	(7)
Unrealized gains (losses) on available-for-sale securities	4	-	4	(6)	-	(6)
	$ 79	$ (77)	$ 2	$ (108)	$ (17)	$ (125)

8   INVENTORIES AND OTHER CURRENT ASSETS

	At June 30, 2003	At Dec. 31, 2002
Gold in process and ore in stockpiles	$ 100	$ 100
Mine operating supplies	60	59
Derivative assets (note 11)	38	37
Prepaid expenses	3	10
	$ 201	$ 206

Gold in process and ore in stockpiles excludes $63 million (December 31, 2002 – $61 million) of stockpiled ore, which is not expected to be processed in the following 12 months. This amount is included in other assets.

9   CAPITAL STOCK

A   Share repurchase program

During the three month period ended June 30, 2003, we repurchased 3.48 million common shares at an average cost of $17.95 per share.

B   Barrick Gold Inc. ("BGI") exchangeable shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At June 30, 2003, 1.6 million BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Total revenues and other income	$ **53**	$ 48	$ **105**	$ 103
Less: costs and expenses	**63**	53	**116**	102
Income (loss) before taxes:	$ **(10)**	$ (5)	$ **(11)**	$ 1
Net loss	$ **(22)**	$ (10)	$ **(44)**	$ (5)

	At June 30, 2003	At December 31, 2002
Current assets	$ **98**	$ 91
Non-current assets	**276**	236
Total assets	**374**	327
Other current liabilities	**14**	75
Notes payable	**466**	407
Other long-term liabilities	**84**	18
Deferred income taxes	**123**	122
Shareholders' equity	**(313)**	(295)
Total liabilities and shareholders' equity	$ **374**	$ 327

10   EMPLOYEE STOCK-BASED COMPENSATION

Common stock options

Stock option activity (shares in millions)

	Common shares (number)	Weighted average price (C$)	Common shares (number)	Weighted average price (US$)
At December 31, 2002	18.9		3.1	
Granted	0.6	$ 23.67	-	-
Canceled or expired	(0.4)	$ 30.03	(0.1)	$ 23.28
At June 30, 2003	19.1		3.0	

Under APB 25, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25) and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Pro forma effects				
Net income, as reported	$ **59**	$ 59	$ **88**	$ 105
Stock-option expense	**(6)**	(5)	**(12)**	(10)
Pro forma net income	$ **53**	$ 54	$ **76**	$ 95
Net income per share				
As reported [1]	$ **0.11**	$ 0.11	$ **0.16**	$ 0.20
Pro forma [1]	$ **0.10**	$ 0.10	$ **0.14**	$ 0.18

[1] basic and diluted

11   DERIVATIVE INSTRUMENTS

A   Derivative instruments

We use derivative financial instruments to reduce or eliminate the inherent risks of certain identifiable transactions and balances that occur in the normal course of our business. The inherent risks in these transactions and balances arise from changes in: commodity prices (gold and silver), interest rates and foreign currency exchange rates. The purpose of our derivative program is to ensure that disadvantageous changes in the values or cash flows from these transactions and balances are offset by changes in the values of the derivatives. We do not hold derivatives for the purpose of speculation; our derivative program is designed to enable us to plan our operations on the basis of secure assumptions that will not be jeopardized by future movements of gold and silver prices, interest rates and currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policy for derivative instruments, refer to note 23 to our audited consolidated financial statements for the three years ended December 31, 2002.

B   Gold and silver hedge contracts

Forward gold sales contracts

We have entered into forward gold sales contracts with various counterparties that fix selling prices at interim dates prior to the final delivery date for 16.1 million ounces of future gold production, and that have fixed price adjustment mechanisms based on the market gold price in the case of rescheduling of delivery dates. These contracts act as an economic hedge against possible price fluctuations in gold. The contracts have final delivery dates primarily over the next 10 to 15 years, but we have the right to accelerate the delivery date at any time during this period. At the time a price is set for a rescheduled interim date, the original contract price is adjusted based on the difference between the prevailing forward gold market price and the spot price of gold.

For the large majority of contracts, future prices are presently fixed through 2006. The contract prices are determined based on gold forward market prices. Forward gold market prices are principally influenced by the spot price of gold, gold lease rates and U.S. dollar interest rates. The actual realized price will depend on the timing of the actual future delivery date and the actual amount of the premium of the forward price of gold over the spot price of gold on the dates that selling prices are set.

Gold lease rate contracts

In addition to the above-noted forward gold sales contracts, we also have gold lease rate swaps (where Barrick receives a fixed gold lease rate, and pays a floating gold lease rate) on 4.9 million ounces of gold spread from 2004 to 2013, for gold sales contracts with expected delivery dates beyond 2006.

We use gold lease rate swap contracts to manage our gold lease rate exposure. These economic hedges do not qualify for hedge accounting under FAS 133 and therefore the economic impact flows through our earnings each quarter as part of non-hedge derivative gains (losses).

Major customers

The largest single counterparty as of June 30, 2003 made up 11% of the ounces of outstanding forward gold sales contracts.

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At June 30, 2003, we had commitments to deliver 32.2 million ounces of silver over periods of up to 10 to 15 years. A group of these contracts totaling 13.2 million ounces of silver are accounted for as normal sales contracts.

A separate group of contracts totaling 19 million ounces are accounted for as derivatives under FAS 133. During the second quarter 2003, hedge accounting treatment for these contracts was discontinued prospectively. Despite the fact that these contracts act as effective economic hedges, we determined that they no longer meet the strict FAS 133 hedge criteria. The effect of reclassifying accumulated gains from OCI to the income statement was a gain of $0.2 million.

C Other derivative instruments outstanding as at June 30, 2003

Maturity		2003		2004		2005		2006		2007		2008+		Total
Written silver call options														
Ounces (thousands)		2,750		3,000		2,000		-		-		-		7,750
Average exercise price per ounce	$	5.00	$	5.40	$	5.00		-		-		-	$	5.15
Interest rate contracts														
Receive fixed – swaps														
Notional amount (millions)		-	$	150	$	75	$	100	$	525	$	200	$	1,050
Fixed rate (%)		-		3.6%		2.7%		3.0%		3.5%		3.8%		3.5%
Pay fixed – swaps														
Notional amount (millions)		-		-		-		-		-	$	334	$	334
Fixed rate (%)		-		-		-		-		-		5.6%		5.6%
Net notional position		-	$	150	$	75	$	100	$	525	$	(134)	$	716
Foreign currency contracts														
Canadian Dollar Forwards														
C$ (millions)	$	156	$	295	$	206	$	38	$	96	$	22	$	813
Average Price (US¢)		0.65		0.65		0.64		0.66		0.67		0.68		0.65
Canadian Dollar Min-Max Contracts														
C$ (millions)	$	53		-		-		-		-		-	$	53
Average Cap Price (US¢)		0.65		-		-		-		-		-		0.65
Average Floor Price (US¢)		0.63		-		-		-		-		-		0.63
Australian Dollar Forwards														
A$ (millions)	$	135	$	430	$	320	$	135	$	139	$	19	$	1,178
Average Price (US¢)		0.54		0.53		0.51		0.56		0.58		0.53		0.54
Australian Dollar Min-Max Contracts														
A$ (millions)	$	195	$	20	$	10	$	10		-		-	$	235
Average Cap Price (US¢)		0.55		0.54		0.52		0.52		-		-		0.55
Average Floor Price (US¢)		0.53		0.52		0.51		0.51		-		-		0.53
Fuel contracts														
Barrels WTI (thousands)		120		180		-		-		-		-		300
Cap	$	30	$	30		-		-		-		-	$	30
Floor	$	-	$	19		-		-		-		-	$	19

Our written silver call options, interest rate and foreign currency contracts are recorded at fair value on our balance sheet, with changes in fair value recorded in earnings as they occur, with the following exceptions:

- we have elected for cash flow hedge accounting treatment for Canadian dollar foreign currency contracts with a total notional amount of C$837 million, and Australian dollar foreign currency contracts with a total notional amount of A$1,365 million.
- we have elected for receive-fixed interest rate swaps with a total notional amount of $800 million to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments; and we have elected for receive-fixed interest rate swaps with a total notional amount of $250 million to be accounted for as a fair value hedge of fixed-rate debentures.
- we have elected for an amortizing pay-fixed interest rate swap with a total notional amount of $184 million as at June 30, 2003 to be accounted for as a cash flow hedge of future interest payments relating to the project financing for Bulyanhulu.

D Unrealized fair value of derivative instruments (excluding normal sales contracts)

| | Three months ended June 30, | | Six months ended June 30, | |
	2003	2002	2003	2002
Beginning of period	$ 127	$ (30)	$ 29	$ (16)
Derivative instruments entered into or settled	(14)	5	(30)	(10)
Change in fair value of derivative instruments:				
Non-hedge derivatives	4	12	40	11
Cash flow hedges	141	38	219	40
Fair value hedges	4	-	4	-
End of period	$ 262	$ 25	$ 262	$ 25

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at June 30, 2003.

E Non-hedge derivative gains

| | Three months ended June 30, | | Six months ended June 30, | |
	2003	2002	2003	2002
Commodity contracts	$ 5	$ (2)	$ 6	$ (12)
Currency contracts	5	13	6	15
Interest and lease rate contracts	(6)	1	28	8
Hedge ineffectiveness recorded in earnings	6	-	6	-
	$ 10	$ 12	$ 46	$ 11

F Change in fair value of cash flow hedge contracts

	Commodity contracts	Foreign currency contracts	Interest-rate contracts	Total
As at December 31 , 2002	$ 9	$ 26	$ 14	$ 49
Change in fair value	4	193	22	219
Hedge gains transferred to earnings	(6)[1]	(22)[2]	(7)[3]	(35)
Hedge ineffectiveness transferred to earnings	-	(5)	(1)	(6)
As at June 30, 2003	$ 7	$ 192	$ 28	$ 227

1. Included under revenues
2. Included under costs and expenses
3. Included under interest income

In the next twelve months, we expect to transfer gains, excluding the related tax effects, of $83 million from OCI to earnings. During the quarter, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the qualifying FAS 133 hedge criteria due to changes in the expected timing of the forecasted expenditures. Accumulated gains totaling $5 million were recorded under non-hedge derivative gains. For the three and six month periods ended June 30, 2003, the total amount of hedge ineffectiveness, including the gains on capital expenditure hedges, recorded and recognized in non-hedge derivative gains was a gain of $6 million and a gain of $5.5 million respectively (2002 – $nil and $nil respectively).

12   CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

   In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

   If the assessment of a contingency suggests that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

A   Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

   The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List ("NPL") of known or threatened releases of such substances. Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL.

B   Litigation and claims

Inmet litigation

In October 1997, Barrick Gold Inc. ("BGI"), formerly Homestake Canada Inc., a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied.

   On February 23, 1998, Inmet filed suit against BGI in the British Columbia Supreme Court disputing the termination of the agreement and alleging that BGI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against BGI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 (US $59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgment interest. Inmet requested the Court to re-open the trial to let Inmet make submissions on its claim for pre-judgment interest from the date of the breach by BGI. The request to re-open was denied by the Court on May 17, 2002.

On February 7, 2002, BGI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. A letter of credit of about C$95 million was posted on August 20, 2002 by BGI with the British Columbia Court of Appeal, pending a decision on the appeal. The Appeal of BGI and the Cross-Appeal of Inmet was heard during June 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U. S. District Court for the Eastern District of Louisiana, also names J. P. Morgan Chase & Company ("J.P. Morgan") as the defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of U.S. antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J. P. Morgan and other bullion banks. We have applied to the Court for dismissal of this action and we intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002.   It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. At least two other complaints, making the same basic allegations against the same defendants, have been filed by other parties on behalf of the same proposed class of Barrick shareholders. Apart from the filing of the complaints there have been no developments in any of the cases. We intend to defend the action vigorously.

Peruvian tax assessment

On December 27, 2002, one of our Peruvian subsidiaries received an income tax assessment of $41 million, excluding interest and penalties, from the Peruvian tax authority SUNAT. The tax assessment relates to a recently completed tax audit of our Pierina Mine for the 1999-2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession and associated tax basis. Under the valuation proposed by SUNAT, the tax basis of Pierina assets would change from what we have previously assumed with a resulting increase in current and deferred income taxes. While we believe the tax assessment is incorrect and we will appeal the decision, the full life of mine effect on our current and deferred income tax liabilities of $141 million is recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2002.

We intend to pursue all available administrative and judicial appeals. If we are successful on appeal and our original asset valuation is confirmed as the appropriate tax basis of assets, we would benefit from a $141 million reduction in tax liabilities recorded at December 31, 2002. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

Under Peruvian law, we are not required to make payment of disputed taxes for prior years pending the outcome of the appeal process, which routinely takes several years.

We have not provided for $51 million of potential interest and penalties assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld, or if we exhaust our appeals.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

13 SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a district basis. The Goldstrike District includes the Betze-Post and Meikle Mines in the United States. Our "other" segment includes mainly operations which have been, or are being, closed.

Income statement information

Three months ended June 30,	Gold sales 2003	2002	Operating costs 2003	2002	Segment income (loss) before income taxes 2003	2002
Goldstrike	$ 175	$ 168	$ 115	$ 110	$ 26	$ 18
Pierina	92	63	21	17	23	14
Bulyanhulu	29	37	19	21	1	6
Kalgoorlie	35	30	21	19	8	6
Eskay Creek	33	32	10	3	11	18
Hemlo	20	20	15	16	3	2
Plutonic	28	27	17	14	9	10
Round Mountain	38	34	19	19	14	10
Other	41	79	34	43	(2)	18
	$ 491	$ 490	$ 271	$ 262	$ 93	$ 102

Six months ended June 30,	Gold Sales 2003	2002	Operating costs 2003	2002	Segment income (loss) before income taxes 2003	2002
Goldstrike	$ 358	$ 333	$ 245	$ 219	$ 38	$ 40
Pierina	160	133	37	33	40	29
Bulyanhulu	62	64	37	39	5	7
Kalgoorlie	67	59	41	39	16	10
Eskay Creek	63	60	16	6	23	32
Hemlo	42	45	29	34	8	6
Plutonic	52	47	30	26	19	16
Round Mountain	67	67	33	39	24	18
Other	79	160	66	93	(5)	33
	$ 950	$ 968	$ 534	$ 528	$ 168	$ 191

Asset information

Amortization

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Goldstrike	$ **34**	$ 40	$ **75**	$ 74
Pierina	**48**	32	**83**	71
Bulyanhulu	**9**	10	**20**	18
Kalgoorlie	**6**	5	**10**	10
Eskay Creek	**12**	11	**24**	22
Hemlo	**2**	2	**5**	5
Plutonic	**2**	3	**3**	5
Round Mountain	**5**	5	**10**	10
Other	**13**	18	**26**	34
	$ **131**	$ 126	$ **256**	$ 249

Segment capital expenditures

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Goldstrike	$ **16**	$ 12	$ **28**	$ 24
Pierina	**4**	1	**5**	2
Bulyanhulu	**9**	16	**19**	32
Kalgoorlie	**1**	1	**2**	3
Eskay Creek	**1**	1	**3**	3
Hemlo	**2**	2	**5**	3
Plutonic	**20**	5	**25**	8
Round Mountain	**1**	6	**2**	6
Veladero	**3**	-	**7**	-
Pascua-Lama	**4**	3	**6**	6
Cowal	**5**	1	**10**	2
Alto Chicama	**1**	-	**2**	-
Other	**2**	13	**21**	19
	$ **69**	$ 61	$ **135**	$ 108

Reconciliation of segment income to enterprise net income

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Segment total	$ **93**	$ 102	$ **168**	$ 191
Exploration and business development	**(34)**	(27)	**(63)**	(47)
Corporate expenses, net	**(25)**	(25)	**(59)**	(46)
Non-hedge derivative gains	**10**	12	**46**	11
Income tax recovery (expense)	**15**	(3)	**13**	(4)
Cumulative effect of changes in accounting principles	**-**	-	**(17)**	-
Net income	$ **59**	$ 59	$ **88**	$ 105

14 COMPONENTS OF OTHER NET OPERATING ACTIVITIES

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	**2003**	2002
Non-cash charges (credits):				
Reclamation costs	$ **-**	$ 7	$ **-**	$ 18
Losses on short-term investments	**-**	-	**7**	4
Gains on sale of property, plant and equipment	**(11)**	(4)	**(16)**	(5)
Cumulative effect of changes in accounting principles	**-**	-	**17**	-
Accretion expense	**4**	-	**8**	-
Non-hedge derivative gains	**(10)**	(12)	**(46)**	(11)
Changes in operating assets and liabilities:				
Accounts receivable	**5**	21	**5**	(5)
Inventories and other current assets	**(12)**	(3)	**5**	35
Accounts payable	**(8)**	3	**(9)**	(9)
Income taxes payable	**(30)**	(16)	**(55)**	(16)
Payments of merger related costs	**-**	(10)	**-**	(38)
Payments of reclamation and closure costs	**(10)**	(14)	**(16)**	(22)
Other items	**(13)**	(15)	**(18)**	(33)
Other net operating activities	$ **(85)**	$ (43)	$ **(118)**	$ (82)

Mine Statistics

	UNITED STATES							
	Betze-Post		Meikle		Goldstrike Total		Round Mountain	
Three months ended June 30,	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Tons mined (thousands)	**35,351**	36,098	**375**	393	**35,726**	36,491	**7,394**	8,096
Tons processed (thousands)	**2,561**	2,499	**382**	385	**2,943**	2,884	**7,485**	8,217
Average grade (ounces per ton)	**0.215**	0.156	**0.341**	0.440	**0.232**	0.194	**0.020**	0.020
Recovery rate (percent)	**82.4%**	84.3%	**87.1%**	91.8%	**83.3%**	86.6%	**N/A**	N/A
Production (thousands of ounces)	**454**	329	**113**	155	**567**	484	**113**	95
Production costs per ounce								
Cash operating costs	**$ 197**	$ 222	**$ 279**	$ 181	**$ 216**	$ 209	**$ 150**	$ 162
Royalties and production taxes	**18**	6	**12**	11	**16**	8	**17**	15
Total cash costs	**215**	228	**291**	192	**232**	217	**167**	177
Amortization and reclamation	**51**	68	**122**	123	**66**	85	**48**	68
Total production costs	**$ 266**	$ 296	**$ 413**	$ 315	**$ 298**	$ 302	**$ 215**	$ 245
Capital expenditures (US$ millions)	**$ 8**	$ 2	**$ 8**	$ 10	**$ 16**	$ 12	**$ 1**	$ 6

Six months ended June 30,	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Tons mined (thousands)	**72,831**	73,319	**785**	783	**73,616**	74,102	**14,713**	16,230
Tons processed (thousands)	**5,163**	4,920	**789**	767	**5,952**	5,687	**14,949**	16,452
Average grade (ounces per ton)	**0.175**	0.163	**0.381**	0.427	**0.203**	0.198	**0.019**	0.019
Recovery rate (percent)	**81.7%**	83.7%	**87.1%**	91.0%	**83.0%**	85.8%	**N/A**	N/A
Production (thousands of ounces)	**740**	670	**261**	298	**1,001**	968	**209**	189
Production costs per ounce								
Cash operating costs	**$ 220**	$ 217	**$ 227**	$ 191	**$ 222**	$ 210	**$ 150**	$ 170
Royalties and production taxes	**18**	6	**20**	10	**18**	7	**17**	13
Total cash costs	**238**	223	**247**	201	**240**	217	**167**	183
Amortization and reclamation	**55**	62	**119**	116	**73**	78	**52**	68
Total production costs	**$ 293**	$ 285	**$ 366**	$ 317	**$ 313**	$ 295	**$ 219**	$ 251
Capital expenditures (US$ millions)	**$ 14**	$ 3	**$ 14**	$ 21	**$ 28**	$ 24	**$ 2**	$ 6

Mine Statistics

	AUSTRALIA							
	Plutonic		Darlot		Lawlers		Kalgoorlie	
Three months ended June 30,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	3,921	3,691	217	214	209	628	11,857	11,043
Tons processed (thousands)	733	821	224	205	220	175	1,807	1,818
Average grade (ounces per ton)	0.121	0.105	0.172	0.169	0.122	0.166	0.075	0.058
Recovery rate (percent)	89.3%	91.1%	96.5%	96.7%	96.2%	97.6%	86.1%	83.3%
Production (thousands of ounces)	79	80	37	32	26	29	117	81
Production costs per ounce								
Cash operating costs	$ 198	$ 167	$ 168	$ 171	$ 221	$ 165	$ 203	$ 205
Royalties and production taxes	9	7	7	8	7	7	9	8
Total cash costs	207	174	175	179	228	172	212	213
Amortization and reclamation	16	40	47	48	42	41	51	62
Total production costs	$ 223	$ 214	$ 222	$ 227	$ 270	$ 213	$ 263	$ 275
Capital expenditures (US$ millions)	$ 20	$ 5	$ 1	$ 1	$ 1	$ 1	$ 1	$ 1

Six months ended June 30,	2003	2002	2003	2002	2003	2002	2003	2002
Tons mined (thousands)	7,259	6,757	438	414	744	786	23,052	22,690
Tons processed (thousands)	1,511	1,685	434	413	406	357	3,444	3,564
Average grade (ounces per ton)	0.111	0.095	0.190	0.174	0.120	0.156	0.071	0.060
Recovery rate (percent)	89.1%	90.1%	97.1%	97.0%	96.1%	96.9%	85.9%	83.7%
Production (thousands of ounces)	149	142	80	68	47	55	211	168
Production costs per ounce								
Cash operating costs	$ 191	$ 172	$ 150	$ 164	$ 256	$ 172	$ 206	$ 208
Royalties and production taxes	8	8	8	7	8	8	9	8
Total cash costs	199	180	158	171	264	180	215	216
Amortization and reclamation	19	37	48	48	33	41	52	61
Total production costs	$ 218	$ 217	$ 206	$ 219	$ 297	$ 221	$ 267	$ 277
Capital expenditures (US$ millions)	$ 25	$ 8	$ 3	$ 2	$ 10	$ 2	$ 2	$ 3

Mine Statistics

		CANADA				
	Hemlo		**Eskay Creek**		**Holt-McDermott**	
Three months ended June 30,	**2003**	2002	**2003**	2002	**2003**	2002
Tons mined (thousands)	**1,099**	1,030	**69**	63	**139**	131
Tons processed (thousands)	**474**	487	**74**	63	**137**	131
Average grade (ounces per ton)	**0.137**	0.134	**1.427**	1.612	**0.164**	0.172
Recovery rate (percent)	**94.5%**	94.1%	**93.8%**	93.6%	**94.3%**	94.7%
Production (thousands of ounces)	**62**	62	**97**	92	**21**	21
Production costs per ounce						
Cash operating costs	$ **236**	$ 241	$ **99**	$ 28	$ **271**	$ 190
Royalties and production taxes	**9**	8	**3**	4	**-**	1
Total cash costs	**245**	249	**102**	32	**271**	191
Amortization and reclamation	**44**	40	**122**	129	**123**	54
Total production costs	$ **289**	$ 289	$ **224**	$ 161	$ **394**	$ 245
Capital expenditures (US$ millions)	$ **2**	$ 2	$ **1**	$ 1	$ **-**	$ 1

Six months ended June 30,	**2003**	2002	**2003**	2002	**2003**	2002
Tons mined (thousands)	**2,089**	2,017	**137**	125	**283**	259
Tons processed (thousands)	**929**	958	**140**	125	**276**	259
Average grade (ounces per ton)	**0.148**	0.136	**1.432**	1.524	**0.162**	0.176
Recovery rate (percent)	**94.7%**	93.8%	**93.6%**	93.2%	**94.6%**	94.7%
Production (thousands of ounces)	**130**	123	**181**	177	**42**	43
Production costs per ounce						
Cash operating costs	$ **228**	$ 234	$ **83**	$ 28	$ **275**	$ 163
Royalties and production taxes	**8**	7	**3**	4	**1**	-
Total cash costs	**236**	241	**86**	32	**276**	163
Amortization and reclamation	**40**	41	**128**	128	**123**	94
Total production costs	$ **276**	$ 282	$ **214**	$ 160	$ **399**	$ 257
Capital expenditures (US$ millions)	$ **5**	$ 3	$ **3**	$ 3	$ **-**	$ 3

Mine Statistics

Three months ended June 30,	PERU Pierina			TANZANIA Bulyanhulu			
		2003	2002		2003		2002
Tons mined (thousands)		9,784	8,081		231		249
Tons processed (thousands)		3,987	3,418		247		273
Average grade (ounces per ton)		0.078	0.076		0.352		0.358
Recovery rate (percent)		-	-		88.3%		85.9%
Production (thousands of ounces)		260	183		77		84
Production costs per ounce							
Cash operating costs	$	78	$ 80	$	223	$	195
Royalties and production taxes		-	-		10		8
Total cash costs		78	80		233		203
Amortization and reclamation		182	189		117		94
Total production costs	$	260	$ 269	$	350	$	297
Capital expenditures (US$ millions)	$	4	$ 1	$	9	$	16

Six months ended June 30,		2003	2002		2003		2002
Tons mined (thousands)		18,328	15,243		472		443
Tons processed (thousands)		7,609	6,845		506		535
Average grade (ounces per ton)		0.080	0.071		0.376		0.369
Recovery rate (percent)		-	-		87.7%		85.6%
Production (thousands of ounces)		491	398		167		169
Production costs per ounce							
Cash operating costs	$	81	$ 72	$	201	$	197
Royalties and production taxes		-	-		10		8
Total cash costs		81	72		211		205
Amortization and reclamation		182	190		117		94
Total production costs	$	263	$ 262	$	328	$	299
Capital expenditures (US$ millions)	$	5	$ 2	$	19	$	32

CORPORATE OFFICE

Barrick Gold Corporation
BCE Place, Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J 2S1
Tel: (416) 861-9911 Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com

SHARES LISTED (ABX)

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TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5501
Email: inquiries@cibcmellon.ca
Web site: www.cibcmellon.com

Mellon Investor Services L.L.C.
85 Challenger Road, Overpeck Center
Ridgefield Park, New Jersey 07660
Tel: (201) 329-8660
Toll-free within the United States:
1-800-589-9836
Web site: www.mellon-investor.com

INVESTOR CONTACTS:

Richard Young
Vice President,
Investor Relations
Tel: (416) 307-7431
Email: ryoung@barrick.com

Kathy Sipos
Manager, Investor Relations
Tel: (416) 307-7441
Email: ksipos@barrick.com

Sandra Grabell
Investor Relations Specialist
Tel: (416) 307-7440
Email: sgrabell@barrick.com

MEDIA CONTACT:

Vincent Borg
Vice President,
Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com

Certain statements included herein, including those regarding production and costs and other statements that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, our Management's Discussion and Analysis includes many such forward-looking statements and we caution you that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and our forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Form 40-F/Annual Information on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.